Milad Riazifar, Ph.D.

Work experience

Entelexo Biotherapeutics, Inc – CEO, President

April 2020 - Present

City of Hope – Scientist – Department of Cellular Therapeutics

Sep 2017 – Present

Scientist at City of Hope, Department of Translational Sciences and Cellular Therapeutics. I am involved in a clinical trial to treat type I Diabetes patients using exosomes.

UC Irvine – PhD Candidate

Jan 2013 – Sept 2017

Worked on exosomes derived from stem cells to treat Multiple Sclerosis in Dr. Weian Zhao lab in collaboration with professor Jan Lotvall.